FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc
14 December 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 12,322,518
Bank of New York Nominees - 3,723,770
Northern Trust - 749,352
Chase Nominees Ltd - 39,935,508
BT Globenet Nominees Ltd - 1,340,861
Midland Bank plc - 12,758,618
Cede & Co. - 107,200
Deutsche Bank Mannheim - 3,000
Bankers Trust - 3,519,500
Barclays Bank - 575,900
Citibank London - 29,300
Royal Trust - 32,900
Nortrust Nominees - 11,585,969
Royal Bank of Scotland - 144,100
MSS Nominees Limited - 117,500
State Street Bank & Trust Co - 94,200
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 91,100
Deutsche Bank AG - 8,800
HSBC Bank plc - 21,300
Mellon Bank NA - 295,700
ROY Nominees Limited - 133,800
Mellon Nominees (UK) Limited - 3,015,248
HSBC - 77,300
JP Morgan Chase Bank - 2,768,479
TOTAL Capital Guardian Trust Company 93,486,923

State Street Nominees Limited - 948,386
Bank of New York Nominees - 12,318,884
Northern Trust - 3,611,341
Chase Nominees Ltd - 7,240,153
Midland Bank plc - 413,500
Bankers Trust - 598,677
Barclays Bank - 416,200
Citibank London - 1,194,768
Morgan Guaranty - 564,400
Nortrust Nominees - 8,732,431
Royal Bank of Scotland - 826,400
MSS Nominees Limited - 110,900
State Street Bank & Trust Co - 2,776,080
National Westminster Bank - 152,300
Lloyds Bank - 53,600
Citibank - 107,764
Citibank NA - 55,700
Deutsche Bank AG - 2,331,207
HSBC Bank plc - 2,131,789
Mellon Bank NA - 573,665
Northern Trust AVFC - 361,554
KAS UK - 135,753
Mellon Nominees (UK) Limited - 298,000
Bank One London - 377,200
Clydesdale Bank plc - 147,400
JP Morgan Chase Bank - 41,800
TOTAL Capital International Limited 46,519,852

State Street Nominees Limited - 26,800
Bank of New York Nominees - 20,400
Northern Trust - 14,600
Chase Nominees Ltd - 2,878,671
Credit Suisse London Branch - 41,100
Midland Bank plc - 426,800
Barclays Bank - 387,300
Pictet & Cie, Geneva - 36,200
Citibank London - 49,100
Brown Bros - 86,000
Nortrust Nominees - 18,300
Morgan Stanley - 26,000
Royal Bank of Scotland - 193,811
J.P. Morgan - 1,753,337
State Street Bank & Trust Co. - 101,700
National Westminster Bank - 95,000
Lloyds Bank - 87,259
RBSTB Nominees Ltd - 89,500
Citibank NA - 19,200
Deutsche Bank AG - 168,900
HSBC Bank plc - 548,617
HSBC - 21,900
TOTAL Capital International SA 7,090,495

State Street Nominees Limited - 6,988,027
Bank of New York Nominees - 1,582,296
Northern Trust - 131,700
Chase Nominees Ltd - 7,192,720
Midland Bank plc - 310,200
Bankers Trust - 47,900
Citibank London - 119,900
Brown Bros. - 240,000
Nortrust Nominees - 1,019,413
Royal Bank of Scotland - 206,500
State Street Bank & Trust Co. - 684,132
Sumitomo Trust and Banking - 78,500
Citibank - 91,777
RBSTB Nominees Ltd - 44,400
Citibank NA - 1,148,032
HSBC Bank plc - 251,437
JP Morgan Chase Bank - 611,500
TOTAL Capital International Inc 20,748,434

State Street Nominees Limited - 43,341,737
TOTAL Capital Research and Management Company 43,341,737

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

13 December 2004

12. Total holding following this notification

211,187,441 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

5.974%

14. Any additional information

Previously notified 6.976% on 29 November 2004

Shares in issue as at 13 December 2004 - 3,535,238,441

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

14 December 2004

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 14 December 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary